Via Facsimile and U.S. Mail
Mail Stop 4720

May 18, 2010

Mr. Robert H. Benmosche
President and Chief Executive Officer
American International Group, Inc.
70 Pine Street
New York, New York 10270

Re: **American International Group, Inc.**
        Form 10-K for the Year Ended December 31, 2009
        Definitive Proxy Statement on Schedule 14A, filed April 12, 2010
        File No. 001-8787

Dear Mr. Benmosche:

        We have reviewed the Part III information that is incorporated by reference in your Form 10-K and have the following comments. Where indicated, we think you should amend your Form 10-K in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2009
Definitive Proxy Statement on Schedule 14A, filed April 12, 2010

Election of Series E and Series F Directors, page 19

1. We note that the proxy statement does not provide for the Preferred Director nominees the disclosure about "experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the registrant," as required by Item 401(e) of Regulation S-K. While we understand that the Preferred Director nominees were selected by the Department of the Treasury, we believe disclosure about experience, qualifications, attributes or skills is still

required. Please amend your filing to disclose the information required by Item 401(e) of Regulation S-K. To the extent you do not have the required information and the Department of Treasury is not willing to provide it to you, please disclose that fact.

Incentive Awards, page 48

2. We note that your disclosure identifies the performance metrics for each of the named executive officers, but does not quantify, to the extent quantifiable, those performance metrics. For example, there is no quantification for:

   - sales and customer retention in the life and retirement services business;
   - customer retention and underwriting in the Chartis business;
   - de-risking of the AIG Financial Products Corp. portfolio;
   - increased return on equity, operating income, GAAP equity and U.S. statutory surplus;
   - improved Chartis insurance companies' A.M. Best capital adequacy ratio scores;
   - targets for various solvency ratios; and
   - targets for first year premiums and pre-tax operating income.

   Please amend your filing to disclose, to the extent quantifiable, performance metrics for each of the named executive officers.

3. Your disclosure simply states that "each of the current named executives had substantially achieved or exceeded his target performance levels." Please amend your filing to provide an analysis of the achievement of the performance metrics for each of the named executive officers. To the extent a performance metric is quantifiable, your discussion about the achievement of such metric should also be quantified.

* * * *

As appropriate, please amend your Form 10-K for the fiscal year ended December 31, 2009 and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish on EDGAR under the form type label CORRESP a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Sebastian Gomez Abero at (202) 551-3578 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Kathleen E. Shannon
        Senior Vice President, Secretary & Deputy General Counsel